Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 5 DATED FEBRUARY 18, 2010

Supplement Nos. 3, 4 and 5 to be used with
PROSPECTUS DATED SEPTEMBER 21, 2009

Summary of Supplement to Prospectus (See Supplement for Additional Information)

        Supplement No. 3 (cumulative, replacing all prior supplements) dated December 4, 2009 reports on (a) the status of our best-efforts offering of Units; (b) our recent purchase of two hotels containing a total of 209 guest rooms for an aggregate gross purchase price of approximately $25 million; (c) our execution of certain purchase contracts that relate to eight hotels containing a total of 1,014 guest rooms and that provide for an aggregate gross purchase price of approximately $162 million; (d) our execution of a ground lease for the potential construction of two hotels in Richmond, Virginia; and (e) our recent unaudited financial information and certain additional information about us.

        Supplement No. 4 dated January 21, 2010 reports on (a) the status of our best efforts offering of Units; (b) our purchase of three hotels containing a total of 396 guest rooms for an aggregate gross purchase price of approximately $69.3 million; (c) our execution of certain purchase contracts that relate to two hotels containing a total of 165 guest rooms and that provide for an aggregate gross purchase price of approximately $17 million; and (d) the termination of two purchase contracts.

        Supplement No. 5 dated February 18, 2010 reports on (a) the status of our best efforts offering of Units; (b) our purchase of two hotels containing a total of 169 guest rooms for an aggregate gross purchase price of approximately $21.6 million; and (c) our execution of a purchase contract for a hotel containing a total of 155 guest rooms and that provides for a gross purchase price of approximately $24.8 million.

        As of May 14, 2008, we completed our minimum offering of 9,523,810 units at $10.50 per unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

        As of January 29, 2010, we had closed on the sale of 94,545,533 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $1.0 billion and proceeds net of selling commissions and marketing expenses of approximately $936 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $1.1 billion and proceeds net of selling commissions and marketing expenses of approximately $1.0 billion.

        In connection with our hotel and land purchases to date, we paid a total of approximately $15.4 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.